SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 7)
KING PHARMACEUTICALS, INC.
(Name of Subject Company)
KING PHARMACEUTICALS, INC.
(Name of Person Filing Statement)
Common Stock, no par value per share
(Title of Class of Securities)
495582108
(CUSIP Number of Class of Securities)
Brian A. Markison
President and Chief Executive Officer
501 Fifth Street
Bristol, Tennessee 37620
(423) 989-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)
Copy to:
Scott F. Smith, Esq.
Jack S. Bodner, Esq.
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
(212) 841-1000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 4. The Solicitation or Recommendation
SIGNATURE

     This Amendment No. 7 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on October 22, 2010, as amended, by King Pharmaceuticals, Inc., a Tennessee corporation (“King”) (together with any amendments and supplements thereto, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Parker Tennessee Corp. (“Acquisition Sub”), a Tennessee corporation and wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), pursuant to which Acquisition Sub has offered to purchase all of the outstanding shares of common stock, no par value per share, of King (the “Shares”) at a price of $14.25 per Share, net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated October 22, 2010 and the related Letter of Transmittal, and described in the Tender Offer Statement on Schedule TO filed by Pfizer and Acquisition Sub with the Securities and Exchange Commission (the “SEC”) on October 22, 2010, as amended.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.
Item 4. The Solicitation or Recommendation.
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following table immediately under the table set forth under the heading “Financial Forecasts” on page 22 of the Schedule 14D-9:
“

Reconciliation of Unlevered After Tax	Fiscal Year Ended December 31,
Free Cash Flows* to GAAP Operating Income	2010E	2011E	2012E	2013E	2014E	2015E
GAAP Operating Income	$176	$99	$141	$246	$453	$632
GAAP Adjustments**	$125	$76	$76	$79	$79	$82
Non-GAAP Operating Income	$301	$175	$217	$325	$532	$714
Adjustments***	$—	$(3)	$7	$(6)	$(6)	$(9)
Taxes	$(114)	$(65)	$(85)	$(121)	$(200)	$(268)
Unlevered After Tax Income	$187	$107	$139	$198	$326	$437
Add-back of Depreciation and Amortization	$58	$60	$65	$70	$56	$60
Other Cash Flow Items****	$4	$(77)	$(77)	$(117)	$(90)	$(104)
Unlevered After Tax Free Cash Flows	$249	$90	$127	$151	$292	$393

*	Unlevered after tax free cash flows are calculated as non-GAAP operating income, less amortization expenses related to R&D milestone payments, less taxes plus depreciation and amortization, less capital expenditures, less selected R&D milestone payments and less changes in net working capital.

**	Estimated GAAP adjustments to operating income include estimated amortization for the fiscal years ending December 31, 2010 through 2015 and also include estimated restructuring charges and net litigation settlements for the fiscal year ending December 31, 2010.

***	Adjustments reflect amortization expenses related to R&D milestone payments and add-back of non-tax deductible milestone expense.

****	Other cash flow items include capital expenditures, selected R&D milestone payments/expense and changes in net working capital.
”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Brian A. Markison
	Name:	Brian A. Markison
	Title:	President and Chief Executive Officer

Dated: January 31, 2011